Exhibit 99.86

BROKEN COAST CANNABIS NEARLY DOUBLES PRODUCTION CAPACITY WITH

HEALTH CANADA APPROVAL OF PHASE III EXPANSION

Leamington, Ontario — April 23, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that its subsidiary, Broken Coast Cannabis (“Broken Coast”), has received a license amendment from Health Canada that provides Broken Coast with an additional 18,000 square feet of production space as part of its Phase III expansion, bringing total production space to 44,000 square feet. As a result of the amendment, Broken Coast’s production capacity will nearly double to 4,500 kg annually.

“We’re pleased to receive Health Canada approval on our Phase III expansion, which will enable us to quickly ramp up production of our small-batch, premium, high-quality B.C. bud,” said John Moeller, Co-founder and President of Broken Coast. “We expect the first crop cultivated and produced at the expansion to be available for sale by the end of July.”

Broken Coast operates a fully-licensed, purpose-built, indoor cannabis production facility on Vancouver Island. The Health Canada license amendment falls under the Access to Cannabis for Medical Purposes Regulations (Canada) (“ACMPR”).

“This is an important milestone for Broken Coast and for Aphria as we continue to bring online more capacity to meet the anticipated demand in the Canadian market,” said Vic Neufeld, CEO of Aphria. “Broken Coast is one of Canada’s most sought after premium cannabis brands and is an important part of Aphria’s portfolio of brands today and in the coming adult-use market later this year.”

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit: www.aphria.ca

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For media inquiries please contact:

Andrew Swartz

Director of Communications

andrew.swartz@aphria.com

416-268-7099

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual volumes at the Broken Coast facility, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.